RealtyHive, LLC

Financial Statements

December 31, 2020 and 2019



4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

REALTYHIVE, LLC

Table of Contents

REPORT OF INDEPENDENT ACCOUNTANTS

To the Members
RealtyHive, LLC
Green Bay, Wisconsin

Report on the Financial Statements

We have audited the accompanying financial statements of RealtyHive, LLC, which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' deficit, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

> Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RealtyHive, LLC as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States.

Keiter

April 28, 2021
Glen Allen, Virginia

REALTYHIVE, LLC

Balance Sheets
December 31, 2020 and 2019

Assets	2020	2019
Current assets:		
Cash	$ 20,395	$ 123,705
Accounts receivable	463	1,196
Due from related party	17,715	15,910
Security deposit	1,934	-
Total current assets	40,507	140,811
Property and equipment, net	2,025	-
Total assets	$ 42,532	$ 140,811
Liabilities and Members' Deficit		
Current liabilities:		
Line of credit	$ 748,368	$ -
Note payable, current	1,862	-
Accrued expenses	57,083	7,865
Total current liabilities	807,313	7,865
Long-term liabilities:		
Line of credit	-	748,368
Note payable, net of current portion	148,138	-
Note payable - related party	332,842	-
Total long-term liabilities	480,980	748,368
Total liabilities	1,288,293	756,233
Members' deficit	(1,245,761)	(615,422)
Total liabilities and members' deficit	$ 42,532	$ 140,811

See accompanying notes to financial statements.

REALTYHIVE, LLC

Statements of Operations
Years Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ 1,697,517	$ 1,161,364
Cost of revenue	527,841	471,010
Gross profit	1,169,676	690,354
Operating expenses	2,090,433	1,354,555
Operating loss	(920,757)	(664,201)
Other income (expense):		
Debt forgiveness income	206,000	-
Other income	10,000	-
Interest expense	(50,582)	(27,853)
Total other income (expense), net	165,418	(27,853)
Net loss	$ (755,339)	$ (692,054)

See accompanying notes to financial statements.

4

REALTYHIVE, LLC

Statements of Changes in Members' Deficit
Years Ended December 31, 2020 and 2019

	Series A Common Units	Modified Common Units	Accumulated Deficit	Total Members' Deficit
Balance January 1, 2019	-	-	-	-
Issuance of common units	825,000	-	-	825,000
Distribution to member	-	-	(748,368)	(748,368)
Net loss	-	-	(692,054)	(692,054)
Balance December 31, 2019	825,000	-	(1,440,422)	(615,422)
Issuance of common units	125,000	-	-	125,000
Net loss	-	-	(755,339)	(755,339)
Balance December 31, 2020	$ 950,000	$ -	$ (2,195,761)	$ (1,245,761)

See accompanying notes to financial statements.

REALTYHIVE, LLC

Statements of Cash Flows
Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities:		
Net loss	$ (755,339)	$ (692,054)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation	506	-
Debt forgiveness income	(206,000)	-
Changes in operating assets and liabilities:		
Accounts receivable	733	(1,196)
Due from related party	(1,805)	(15,910)
Security deposit	(1,934)	-
Accrued expenses	49,218	7,865
Net cash used in operating activities	(914,621)	(701,295)
Cash flows used in investing activities:		
Purchase of property and equipment	(2,531)	-
Cash flows from financing activities:		
Proceeds from note payable	150,000	-
Proceeds from note payable - related party	332,842	-
Proceeds from advance from related party	206,000	-
Issuance of common units	125,000	825,000
Net cash provided by financing activities	813,842	825,000
Net change in cash	(103,310)	123,705
Cash, beginning of year	123,705	-
Cash, end of year	$ 20,395	$ 123,705
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 47,541	$ 27,853
Supplemental disclosure of non-cash transactions:		
Distribution to member from assuming the line of credit	$ -	$ 748,368

See accompanying notes to financial statements.

REALTYHIVE, LLC

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

    Description of Business: RealtyHive, LLC (the "Company") was incorporated on April 20, 2017 in the State of Wisconsin. The Company operates as an online real estate brokerage firm specializing in national real estate transactions. The Company began operations on May 1, 2019. The Company is a subsidiary of Micoley.com, LLC (the "Parent"), who primarily holds the real estate licenses from which RealtyHive, LLC is able to transact. These licenses are expected to be transferred to RealtyHive, LLC upon their next renewal period. These financial statements present the standalone activity of RealtyHive, LLC.

    In March 2020, COVID-19 was declared a worldwide health pandemic and has had a significant impact on the national and global economy. The ultimate impact of COVID-19 on the Company's future financial state is unknown at this time.

    Management's Plans: The Company's strategic plan for 2021 and beyond is focused on continuing to grow sales, expand its connected product line extensions, and reach profitability. The Company is positioned to increase its direct global sales and set up additional channels to reach more customers. The Company believes in combining its existing growth strategies in RealtyHive, LLC and the 2020 launch of "Cashifyd" (the first cashback platform for Real Estate), along with additional financing through crowdfunding, will enable the Company to continue as a going concern for a reasonable period of time.

    Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

    Accounts Receivable: Accounts receivable consist primarily of receivables generated in the ordinary course of business. The Company transacts with its customers based on its standard credit policies. Management closely monitors outstanding accounts receivable based on an analysis of the Company's collection experience, customer credit worthiness, current economic trends, and aged balances. The Company provides an allowance for any balances that are determined to be uncollectible. No allowance was deemed necessary at December 31, 2020 or 2019.

    Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense as incurred. Depreciation of property and equipment is computed using an accelerated depreciation method based upon the estimated useful lives of related assets, which is five years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations. Property and equipment consisted of $2,531 in computer equipment at December 31, 2020. Accumulated depreciation and depreciation expense was $506 as of and for the year ended December 31, 2020.

1. **Summary of Significant Accounting Policies, Continued:**

    Concentrations of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in a high credit quality financial institution with balances that periodically exceed federally insured limits. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Accounts receivable is made up of various customers across many geographic regions.

    Advertising Costs: Advertising costs are expensed as incurred and included in operating expenses in the accompanying statements of operations. Advertising costs amounted to $325,697 for 2020 and $215,466 for 2019.

    Revenue Recognition: Effective January 1, 2020, the Company adopted ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("Topic 606"), which provides guidance for revenue recognition. Topic 606 affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services.

    The Company has one primary source of revenue providing real estate brokerage services in relation to real estate transaction sales and purchases. These contracts consist of a single performance obligation and the Company's commission revenue is typically recognized upon the close of a real estate transaction.

    Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the close of the transaction.

    Income Taxes: The Company is treated as a partnership for federal and state income tax purposes, and its members report their respective share of the Company's taxable income of loss in their personal income tax return. Accordingly, no provision or liability for income taxes has been included in the accompanying financial statements.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed, and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the Company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements:

Leases: The FASB issued new guidance over leases which requires that all leasing activity with initial terms in excess of twelve months be recognized on the balance sheet with a right of use asset and a lease liability. The standard will require entities to classify leases as either a finance, or operating lease based upon the contractual terms. For finance leases, the right to use asset and lease liability will be calculated based upon the present value of the lease payments. The asset will then be amortized and the interest on the obligation will be recognized separately within the statement of operations. For operating leases, the right to use asset and lease liability will also be calculated based upon the present value of the lease payments. However, the cost of the lease will generally be allocated over the lease term on a straight-line basis and presented as a single expense on the statement of operations. The new standard will be effective for periods beginning after December 15, 2021, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through April 28, 2021, the date the financial statements were available to be issued, and has determined that other than disclosed in Note 4, there are no additional subsequent events to be reported in the accompanying financial statements.

2.   **Line of Credit:**

During 2019, the Company assumed a line of credit from its Parent with a borrowing limit of $750,000 and a maturity date of September 2021. The line of credit is payable at maturity and accrues interest at 5% per annum. The line of credit is collateralized by certain assets of the Company. There was $748,368 outstanding on the line of credit at December 31, 2020 and 2019.

3.   **Note Payable:**

During 2020, the Company entered into a note agreement with the Small Business Administration as part of the Economic Injury Disaster Loan program for a total principal amount of $150,000. The note bears interest at 3.75% per annum with principal and interest payments beginning in May 2021 with a maturity date of April 2051. The loan is secured by certain assets of the Company and the full balance of $150,000 is outstanding at December 31, 2020.

The principal payment requirements for this loan at December 31, 2020 are as follows:

Year ending Decemer 31,	Amount
2021	$ 1,862
2022	2,900
2023	3,012
2024	3,113
2025	3,249
Thereafter	135,864
	$ 150,000

4.   **Note Payable – Related Party:**

During 2020, the Company entered into a note agreement with its Parent for a total principal amount of $332,842. The note bears interest at 3.75% per annum with principal and accrued interest due on December 31, 2024. The full balance of the loan is outstanding at December 31, 2020.

During March 2021, an additional $189,522 in principal was added to this loan balance with the same terms as described above.

5. **Related Party Transactions:**

During 2019, the Company assumed a line of credit from its Parent including its outstanding balance totaling $748,368. As such, the Company is fully liable for the outstanding line of credit balance going forward and the assumption of debt was presented as a distribution on the accompanying statements of changes in members' deficit. See Note 2 regarding the line of credit.

The Company and Parent have shared personnel resources. The Parent allocated $911,100 and $565,747 in payroll related expenses to the Company during 2020 and 2019, respectively.

At December 31, 2020 and 2019, the Parent owed the Company $17,715 and $15,910, respectively, included as due from related party in the accompanying balance sheets for various payroll and interest related charges.

During 2020 and 2019, the Company derived revenue of $439,726 and $400,479, respectively, from real estate transactions with an entity in which the Company's founder is the sole owner.

During 2020, the Company received an advance of $206,000 from its Parent. This advance and repayment was later forgiven by the Parent and recorded as debt forgiveness income on the accompanying statements of operations for 2020.

The Company leases its office space and copy machine from its Parent (See Note 7).

6. **Membership Structure:**

Pursuant to the Company's operating agreement, the Company is authorized to issue membership units at the discretion of management. The holder of each Series A Common Unit and Modified Common Unit is entitled to one vote. The Company had 25.5 Series A Common Units and 124.5 Modified Common Units issued and outstanding at December 31, 2020. The Company had 8.25 Series A Common Units and 141.75 Modified Common Units issued and outstanding at December 31, 2019. Series A Common Units have preferential right of return upon sale over Modified Common Units.

7. **Lease Commitments:**

The Company leases its office space and copy machine from its Parent who has entered into the non-cancellable operating lease arrangements. The leases mature in August and April 2023, respectively. The office lease requires monthly rent expense of $4,160 and common area maintenance charges of $832. The copy machine lease calls for monthly lease expense of $657. The Company considers the effects of recording straight-line rent to be immaterial to the financial statements. The Parent allocates rent expense to the Company based on their proportionate usage of the space and equipment. The Company's total rent expense was $48,471 for 2020 and $43,762 for 2019. The Company also has various month-to-month rent charges for additional space as needed.

7.   Lease Commitments, Continued:

Future minimum lease payments are as follows at December 31, 2020:

Year ending Decemer 31,		Amount
2021	$	31,788
2022		31,788
2023		27,189
	$	90,765

8.   Retirement Plan:

Effective in 2020, the Company sponsors a savings and retirement plan qualified under Section 401(k) of the Internal Revenue Code. The plan is available to all employees age 21 and older who have completed at least one year of service with at least 1,000 hours of accredited service with the Company. The Plan is a Safe Harbor plan and the Company matches 100% of deferrals up to 3% plus 50% of deferrals on 3% to 5% of compensation. The Company's contributions under this plan were $23,129 for 2020.